UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION

                         Washington, D. C.  20549


                                Form 12b-25

                        NOTIFICATION OF LATE FILING

FORM 10-K FOR PERIOD ENDED:  June 30, 1995

SEC FILE NUMBER: 33-15370-D

CUSIP NUMBER: 624297 10 7

PART I--REGISTRANT INFORMATION

Full Name:  CUSA Technologies, Inc.

Address: 986 West Atherton Drive, Salt Lake City, Utah  84123

PART II--RULES 12B-25(b) AND (c)

The subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25.

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

The subject annual report on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date.

The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III--Narrative

Stated below in reasonable detail are the reasons why Form 10-K could not be filed within the prescribed time period.

The Registrant has completed nine acquisitions during the fiscal year ending June 30, 1995. The difficulties of consolidating results and financial statements of the different entities have required an extension of the required time period.

Part IV--Other information

(1) Please contact Jon Beckstrand at (801) 278-2336 in regards to this notification.

(2) All other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 20 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) have been filed.

(3) It is anticipated that significant changes in results of operations from the corresponding period will be reflected by the earnings statements to be included in the subject report or portions thereof as described below:

At June 30, 1994 the Registrant had recently gained a controlling equity ownership in its first software industry acquisition, CUSA, Inc. At June 30, 1994, the Registrant's audited financials showed $12,237,597 in total assets and $4,106,013 of stockholder's equity. Because the acquisition was treated as a purchase, the results of operations for fiscal 1994 showed a mere $545,686 of total revenues. In the fiscal year ending June 30, 1995, the Registrant has completed 8 other software industry acquisitions and expanded its software industry vertical offerings to include the medical and rental markets to complement its June 22, 1994 entry into the business of marketing and developing credit union software and systems integration services. Accordingly, the Balance Sheet and Statements of Operations reflect a significant increase in most balance sheet and income statement items. The addition of these acquisitions will increase the Registrant's total assets to approximately $28,000,000, stockholder's equity to approximately $10,000,000 and total revenues to approximately $32,000,000. Of eight acquisitions completed in fiscal
1995 seven were accounted for using purchase accounting and one using the pooling of assets method. Accordingly, a significant amount of the annual revenues for some of the acquired companies will not be reflected in the results from operations for the fiscal year ended June 30, 1995.




CUSA Technologies, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 28, 1995           By /s/ Michael K. Hirano
                                    Michael K. Hirano, C.F.O.